                                                                     EXHIBIT I-1


                           KINCAID GENERATION, L.L.C.
              (A Wholly-Owned Subsidiary of Dominion Energy, Inc.
                          and Dominion Kincaid, Inc.)
                         (A Limited Liability Company)

                    Financial Statements for the Years Ended
                           December 31, 2000 and 1999
                        and Independent Auditors' Report

                          INDEPENDENT AUDITORS' REPORT

To the Members of Kincaid Generation, L.L.C.:

   We have audited the accompanying balance sheets of Kincaid Generation, L.L.C. (the "Company") (A Wholly-Owned Subsidiary of Dominion Energy, Inc. and Dominion Kincaid, Inc.) as of December 31, 2000 and 1999 and the related statements of operations, members' capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the financial position of Kincaid Generation, L.L.C. as of December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

March 10, 2001

                           KINCAID GENERATION, L.L.C.
              (A Wholly-Owned Subsidiary of Dominion Energy, Inc.
                          and Dominion Kincaid, Inc.)
                         (A Limited Liability Company)

                                 BALANCE SHEETS

                                                               December 31,
                                                             ------------------
                                                               2000      1999
                                                             --------  --------
                                                              (In thousands)
                           ASSETS
Current assets:
  Restricted cash........................................... $ 21,343  $     10
  Accounts receivable.......................................    7,262     5,815
  Note receivable...........................................   10,301    11,358
  Interest receivable.......................................      179        74
  Prepaid assets............................................      359       388
  Inventory.................................................    4,119     3,311
                                                             --------  --------
    Total current assets....................................   43,563    20,956

Property, plant & equipment:
  Land......................................................    2,064     1,511
  Building and facilities...................................  357,853   354,788
  Construction in progress..................................      214         0
  Accumulated depreciation..................................  (26,054)  (13,847)
                                                             --------  --------
    Net property, plant & equipment.........................  334,077   342,452

Deferred charges:
  Deferred charges..........................................    7,321     7,321
  Accumulated amortization..................................     (820)     (518)
  Deposits..................................................       24        34
                                                             --------  --------
    Total deferred charges..................................    6,525     6,837
                                                             --------  --------
    Total assets............................................ $384,165  $370,245
                                                             ========  ========
              LIABILITIES AND MEMBERS' CAPITAL

Current liabilities:
  Current portion of long-term debt......................... $  6,330  $  6,213
  Accounts payable..........................................    4,989     6,854
  Accrued interest..........................................      843       863
                                                             --------  --------
    Total current liabilities...............................   12,162    13,930

Long-term debt:
  Project financing debt....................................  252,456   258,787
                                                             --------  --------
    Total long-term debt....................................  252,456   258,787

Members' capital:
  Members' capital..........................................  119,547    97,528
                                                             --------  --------
    Total members' capital..................................  119,547    97,528
                                                             --------  --------
    Total liabilities and members' capital.................. $384,165  $370,245
                                                             ========  ========

    The accompanying notes are an integral part of the financial statements.

                           KINCAID GENERATION, L.L.C.
              (A Wholly-Owned Subsidiary of Dominion Energy, Inc.
                          and Dominion Kincaid, Inc.)
                         (A Limited Liability Company)

                            STATEMENTS OF OPERATIONS

                                                       For the Year For the Year
                                                          Ended        Ended
                                                       December 31, December 31,
                                                           2000         1999
                                                       ------------ ------------
                                                            (In thousands)
Revenues:
  Electric sales......................................   $83,489      $74,443
  Interest income.....................................     1,566          587
                                                         -------      -------
    Total revenues....................................    85,055       75,030
Expenses:
  Operations..........................................    27,504       24,469
  Depreciation and amortization.......................    12,654        9,690
  General and administrative..........................     3,036        5,110
  Property taxes......................................       549          565
  Interest............................................    19,293       15,402
                                                         -------      -------
    Total expenses....................................    63,036       55,236
                                                         -------      -------
    Net income........................................   $22,019      $19,794
                                                         =======      =======


    The accompanying notes are an integral part of the financial statements.

                           KINCAID GENERATION, L.L.C.
              (A Wholly-Owned Subsidiary of Dominion Energy, Inc.
                          and Dominion Kincaid, Inc.)
                         (A Limited Liability Company)

                         STATEMENTS OF MEMBERS' CAPITAL

                                                              Dominion Dominion
                                                              Energy,  Kincaid,
                                                     Total      Inc.     Inc.
                                                    --------  -------- --------
                                                          (In thousands)
Balance--February 27, 1998 (Inception)............. $      0   $    0  $      0
                                                    ========   ======  ========

  Capital withdrawals..............................   (2,100)       0    (2,100)
  1998 net income..................................   22,835      228    22,607
                                                    --------   ------  --------
Balance--December 31, 1998......................... $ 20,735   $  228  $ 20,507
                                                    ========   ======  ========

  Capital contributions............................   56,999      570    56,429
  1999 net income..................................   19,794      198    19,596
                                                    --------   ------  --------
Balance--December 31, 1999......................... $ 97,528   $  996  $ 96,532
                                                    ========   ======  ========

  2000 net income..................................   22,019      220    21,799
                                                    --------   ------  --------
Balance--December 31, 2000......................... $119,547   $1,216  $118,331
                                                    ========   ======  ========


    The accompanying notes are an integral part of the financial statements.

                           KINCAID GENERATION, L.L.C.
              (A Wholly-Owned Subsidiary of Dominion Energy, Inc.
                          and Dominion Kincaid, Inc.)
                         (A Limited Liability Company)

                            STATEMENTS OF CASH FLOWS

                                                      For the Year For the Year
                                                         Ended        Ended
                                                      December 31, December 31,
                                                          2000         1999
                                                      ------------ ------------
                                                           (In thousands)
Cash flows from operating activities:
  Net income.........................................   $ 22,019     $ 19,794
  Adjustments to reconcile net income to cash flows
   from operating activities:
    Depreciation and amortization....................     12,654        9,690
    Loss on sale of equipment........................        (16)         219
    Changes in other balance sheet accounts:
      Restricted cash................................    (21,333)           6
      Accounts receivable............................     (1,447)        (757)
      Interest receivable............................       (105)          51
      Prepaids.......................................         29          166
      Inventory......................................       (808)          (7)
      Deposits.......................................         10          (34)
      Accounts payable...............................     (1,865)      (8,232)
      Accrued interest...............................        (20)           0
                                                        --------     --------
    Net cash flows from operating activities.........   $  9,118     $ 20,896
                                                        --------     --------
Cash flows from financing activities:
  Retirement of debt.................................     (6,214)           0
  Contribution (distribution) from (to) parent.......          0       56,999
                                                        --------     --------
    Net cash flows from (used in) financing
     activities......................................   $ (6,214)    $ 56,999
                                                        --------     --------
Cash flows used in investing activities:
  Collections of notes receivable....................      1,057        5,261
  Capital expenditures...............................     (3,961)     (83,156)
                                                        --------     --------
    Net cash flows used in investing activities......   $ (2,904)    $(77,895)
                                                        --------     --------
Net (decrease) increase in cash......................          0            0
Cash at beginning of period..........................          0            0
                                                        --------     --------
Cash at end of period................................   $      0     $      0
                                                        ========     ========

    The accompanying notes are an integral part of the financial statements.

                           KINCAID GENERATION, L.L.C.
              (A Wholly-Owned Subsidiary of Dominion Energy, Inc.
                          and Dominion Kincaid, Inc.)
                         (A Limited Liability Company)

                         NOTES TO FINANCIAL STATEMENTS

1. Nature of Operations

   Kincaid Generation, L.L.C. (the "Company"), a Virginia limited liability company, was organized on March 18, 1996 to acquire, make improvements to and operate an 1,108 MW (net) coal-fired electric generating facility (the "Facility") located near Kincaid, Illinois. The Company is owned by Dominion Energy, Inc. ("Dominion Energy"), a wholly-owned subsidiary of Dominion Resources, Inc. ("Dominion Resources"), and Dominion Kincaid, Inc. ("Dominion Kincaid"), a wholly-owned subsidiary of Dominion Energy.

   The manager or managers of the Company are elected annually by the Members and each elected manager holds office until a successor is elected. Officers of the Company are elected from time to time, and hold offices until removed by vote of the manager or managers of the Company.

   The Federal Power Act ("FPA") gives the Federal Energy Regulatory Commission ("FERC") exclusive rate-making jurisdiction over virtually all wholesale sales of electricity and the transmission of electricity in interstate commerce. Pursuant to the FPA, all public utilities subject to the FERC's jurisdiction are required to file rate schedules with the FERC prior to commencement of wholesale sales of electricity. Because it will be making wholesale sales of electricity to ComEd, and ultimately to others, the Company is a public utility for purposes of the FPA. On October 4, 1996, as supplemented on December 11, 1996, the Company filed a rate schedule with the FERC covering sales to ComEd. On January 30, 1997, the FERC accepted the rate schedule for filing, thereby authorizing the Company to make sales of capacity and electric energy to ComEd. On January 22, 1999, the Company filed a rate schedule with the FERC seeking blanket authority to act as power marketer, generating, purchasing and selling or reselling, electricity at wholesale to customers including, but not limited to, ComEd. On February 24, 1999, the FERC accepted the rate schedule for filing, thereby authorizing the Company to make sales of energy and capacity to customers, including ComEd. The rate schedule was approved as a market-based rate schedule and, consequently, the FERC granted the Company waivers of the accounting, record-keeping and reporting requirements that are imposed on utilities with cost-based rate schedules.

   The FERC's order reserves the right to revoke the Company's market-based rate authority on a prospective basis if it is subsequently determined that the Company or its affiliates possess excessive market power. If the FERC were to revoke the Company's market-based rate authority it would be necessary for the Company to file the PPA as defined herein and any other power sales agreement as a cost-of-service rate schedule. In addition, the loss of market-based rate authority would subject the Company to the accounting, record-keeping and reporting requirements that are imposed on utilities with cost-based rate schedules.

   The Power Purchase Agreement ("PPA") between the Company and ComEd provides for the sale to ComEd of 1,108 MW of capacity and associated electric energy from the electric generating equipment and related structures and support equipment comprising the Facility with an original term of 15 years beginning February 27, 1998.

   Subject to dispatch by ComEd, during the PPA term the Company is required to deliver and sell, and ComEd is required to receive and purchase, all electric energy generated at the Facility or procured by the Company from other sources. During the PPA term, ComEd has the sole and exclusive right to receive and purchase electric energy generated by the Facility up to its current rating of 1,108 MW, and the Company may not, without the approval of ComEd, sell such capacity and electric energy to any entity other than ComEd.

                           KINCAID GENERATION, L.L.C.

   ComEd is obligated to pay the Company a monthly capacity payment (the "Capacity Charge") based on the Net Dependable Capacity of the Facility. The Capacity Charge is calculated generally to cover the Facility's fixed costs, including fixed operation and maintenance costs, debt service and return on investment. The Capacity Charge is subject to a proportional adjustment to the extent that the Facility's EAF, which measures the Facility's equivalent availability, varies from certain specified target levels (50% in the first two Contract Years, and thereafter 90% in summer months and 75% in non-summer months). The Capacity Charge is payable without regard to the level of dispatch by ComEd. If the Facility meets the EAF targets, the Company will receive 100% of the Capacity Charges.

   In addition to the Capacity Charge, ComEd is obligated to pay the Company a monthly energy payment (the "Energy Charge") based on the KWh of energy supplied to ComEd during the applicable month. To the extent ComEd provides the fuel to the Company at no cost under the Coal Supply Agreement ("CSA"), there is no fuel payment. The monthly energy payment for all KWh generated with ComEd-supplied fuel will then consist of non-fuel variable costs only.

   The Company entered into a 15 year CSA with ComEd pursuant to which ComEd is obligated to supply to the Company, free of charge, all coal required to produce the electric energy generated by the Facilitiy and sold to ComEd under the PPA, assuming that certain heat rate requirements are met.

2. Summary of Significant Accounting Policies

 Inventory

     Spare parts inventory is valued using the lower of the average cost method or market.

 Property, Plant & Equipment

   Property, plant and equipment is recorded at cost. Expenditures for maintenance and repairs are charged against operations as incurred. Depreciation on the Facility is computed using the straight-line method over a 30 year estimated useful life. Depreciation on new equipment and betterments is computed using the straight-line method over estimated useful lives ranging from 3 to 30 years.

 Deferred Charges

   Deferred charges consist of acquisition and financing costs incurred by the Company. These costs are being amortized on a straight-line basis over 22 to 30 years.

 Income Taxes

   Income or loss of the Company for income tax purposes is includable in the tax returns of the Members. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

 Revenue Recognition

   Revenues are recognized on a monthly basis in accordance with the ComEd Power Purchase Agreement described in note 1.

 Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

                           KINCAID GENERATION, L.L.C.

liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Recently Issued Accounting Standards

   The Financial Accounting Standards Board (FASB) recently issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, which defers the effective date of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. As a result, the Company must adopt SFAS No. 133 no later than January 1, 2001. SFAS No. 133 requires that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at fair value. The statement requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

   The Company has determined that none of its contracts are subject to fair value accounting under SFAS No. 133, as amended. To the extent that any of the contracts are subject to fair value accounting in the future, implementing appropriate hedging strategies could possibly mitigate the potential impact on earnings volatility.

3. Restricted Funds

   Restricted cash represents funds that may only be disbursed with the approval of LaSalle Bank (the Collateral Agent). The use of cash for operating expenses is restricted by the requirements of the Depositary Agreement entered into as part of the Company's issuance of Senior Secured Bonds (see note 5).

4.  Project Financing Debt

   Interest accrues on the $265,000,000 Senior Secured Bonds (the Bonds) due 2020 at a rate of 7.33% per annum. Interest is payable semiannually on June 15 and December 15 of each year. Principal on the bonds is payable in semiannual installments on each bond payment date occurring on or after June 15, 2000.

   Total interest paid (net of amounts capitalized of $0 and $4,022,000 for 2000 and 1999, respectively) for the periods ended December 31, 2000 and 1999 was $19,313,000 and $15,402,000, respectively.

   Total principal paid for the period ended December 31, 2000 was $6,214,000.

   The bond indebtedness is secured by a first priority lien on (i) substantially all of the Company's tangible and intangible assets, rights and interests in the Financing Documents and the Project Documents, insurance policies and proceeds thereof, assignable permits and governmental approvals and any after-acquired property and (ii) all ownership interests in the Company. Pursuant to the Indenture under which the Bonds were issued, the Bondholders will have no claim against or recourse to the Company's Members or their respective affiliates, except to the extent of their respective obligations under the Financing Documents and the Project Documents and the pledge of their ownership interests in the Company.

   The Bonds are subject to mandatory redemption, in whole or in part, at 100% of their principal amount plus accrued interest in the event that the Company receives certain Loss Proceeds, Title Proceeds or Eminent Domain Proceeds, in each case, to the extent of such proceeds or damages. Such mandatory redemptions of the Bonds will be without premium or penalty. The Bonds are subject to optional redemption, in whole or in part, at any time, at 100% of their principal amount plus (i) accrued interest and (ii) a "make-whole premium", which is calculated using a discount rate equal to the applicable rate on U.S. Treasury securities (based on U.S. Treasury securities having an interpolated final maturity equal to the remaining average life of the Bonds) plus 0.50%.

                           KINCAID GENERATION, L.L.C.

   Maturities through the year 2005 are as follows: 2001--$6,330,000; 2002-- $6,778,000; 2003--$7,244,000; 2004--$7,757,000; 2005--$8,301,000, and
thereafter.

5. Related Parties

   During 2000 and 1999, the Company incurred costs of $14,822,000 and $15,203,000, respectively, under the Operation and Maintenance Agreement with Dominion Energy Services Company, Inc. At December 31, 2000 and 1999, $2,774,000 and $4,099,000, respectively, is included in accounts payable related to these costs. Dominion Energy Services Company, Inc. is a wholly owned subsidiary of Dominion Energy.

   During 2000, the Company was refunded costs of $4,580,000 and during 1999, the Company incurred costs of $65,076,000, for engineering and construction services under the Engineering, Procurement and Construction Services Agreement dated February 27, 1998 with Dominion Energy Construction Company, Inc. Dominion Energy Construction Company, Inc. is a wholly owned subsidiary of Dominion Energy.

   The Company is permitted to make advances to Dominion Energy pursuant to the Deposit and Disbursement Agreement dated April 28, 1998. At December 31, 2000, $10,301,000 and $60,000 are included in notes receivable and interest receivable, respectively. At December 31, 1999 $11,358,000 and $52,000 were included in notes receivable and interest receivable, respectively.

6. Fair Value of Financial Instruments

   The fair value amounts of the Company's financial instruments have been determined using available market information and valuation methodologies deemed appropriate in the opinion of management. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation assumptions may have a material effect on the estimated fair value amounts.

 Restricted Cash and Note Receivable

   The carrying amount of these items is a reasonable estimate of their fair value.

 Short-Term Debt

   The carrying amount of short-term debt approximates fair market value.

 Long-Term Debt

   Interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities were used by the Company to estimate fair value. Fair value estimates of long-term debt as of December 31, 2000 are:

                               Carrying    Estimated     Carrying    Estimated
                                Amount     Fair Value     Amount     Fair Value
Description                      2000         2000         1999         1999
-----------                  ------------ ------------ ------------ ------------
Senior Secured Bonds........ $252,456,000 $240,993,144 $258,787,000 $243,676,000

ELWOOD ENERGY LLC

Financial Statements for the years ended
September 30, 2000 and 1999 and
Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT



To the Members of Elwood Energy LLC:

We have audited the accompanying balance sheets of Elwood Energy LLC (the "Company") as of September 30, 2000 and 1999, and the related statements of operations, members' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  DELOITTE & TOUCHE LLP



January 15, 2001

                                ELWOOD ENERGY LLC
                          (A Limited Liability Company)
                                 Balance Sheets

---------------------------------------------------------------------------------------
 (In thousands)                                                    September 30,
ASSETS                                                       2000               1999
---------------------------------------------------------------------------------------
Current assets:
     Cash                                                 $   7,224          $   7,722
     Accounts receivable                                      9,145             23,898
     Notes receivable                                        17,704                  -
     Prepaid assets                                              60                120
     Inventory - spare parts & other                            244                172
     Inventory - fuel                                           313                928
     Other                                                    1,269                  -
                                                          ---------          ---------
          Total current assets                               35,959             32,840

Property, plant & equipment:


     Land                                                     3,765              3,729
     Plant and equipment                                    187,701            187,469
     Construction in progress                                   713                  -
     Accumulated depreciation                               (11,318)            (3,085)
                                                          ---------          ---------
          Net property, plant & equipment                   180,861            188,113

---------------------------------------------------------------------------------------
Total assets                                              $ 216,820          $ 220,953
---------------------------------------------------------------------------------------

   The accompanying notes are an integral part of the financial statements.

                                ELWOOD ENERGY LLC
                          (A Limited Liability Company)
                                 Balance Sheets
                                   (continued)

------------------------------------------------------------------------------------------
 (In thousands)                                                       September 30,
LIABILITIES AND MEMBERS' CAPITAL                                 2000              1999
------------------------------------------------------------------------------------------
Current liabilities:
    Accounts payable                                           $  4,199          $  3,352
    Construction payable                                              -            25,008
    Accrued expenses                                                420               893
                                                              ---------         ---------
          Total current liabilities                               4,619            29,253

Members' capital:
     Members' capital                                           212,201           191,700
                                                              ---------         ---------
          Total members' capital                                212,201           191,700

------------------------------------------------------------------------------------------
Total liabilities and members' capital                        $ 216,820         $ 220,953
------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of the financial statements.

                                ELWOOD ENERGY LLC
                          (A Limited Liability Company)
                             Statement of Operations

---------------------------------------------------------------------------------------
                                                      For the Years Ended September 30,
 (In thousands)                                         2000                   1999
---------------------------------------------------------------------------------------
Operating revenues:
Electric sales                                       $  56,849              $   25,593
Fuel sales                                               6,152                   5,588
                                                     ---------              ----------
Total operating revenues                                63,001                  31,181

Operating expenses:
Fuel                                                    22,197                  10,027
Operations                                               2,447                   1,248
Depreciation                                             8,233                   3,085
General and administrative                                 249                     504
Other taxes                                                288                      61
                                                     ---------              ----------
Total operating expenses                                33,414                  14,925

---------------------------------------------------------------------------------------
Operating income                                        29,587                  16,256
---------------------------------------------------------------------------------------

Other income:
Interest income                                            913                      51
Other income                                                 1                     721
                                                     ---------              ----------
Total other income                                         914                     772

--------------------------------------------------------------------------------------
Net income                                           $  30,501              $   17,028
--------------------------------------------------------------------------------------

   The accompanying notes are an integral part of the financial statements.

                                ELWOOD ENERGY LLC
                          (A Limited Liability Company)
                          Statement of Members' Capital

----------------------------------------------------------------------------------------------
(In thousands)                   Total        Dominion Elwood, Inc.      Peoples Elwood LLC
----------------------------------------------------------------------------------------------
Balance - October 1, 1998        $  28,347            $       13,059            $      15,288

Capital contributions              146,325                    74,277                   72,048

Net income                          17,028                     8,514                    8,514

----------------------------------------------------------------------------------------------
Balance - September 30, 1999     $ 191,700            $       95,850            $      95,850
----------------------------------------------------------------------------------------------

Capital contributions

Dividends                          (10,000)                   (5,000)                  (5,000)

Net income                          30,501                    15,250                   15,251

----------------------------------------------------------------------------------------------
Balance - September 30, 2000     $ 212,201            $      106,100           $      106,101
----------------------------------------------------------------------------------------------


   The accompanying notes are an integral part of the financial statements.

                                ELWOOD ENERGY LLC
                          (A Limited Liability Company)
                             Statement of Cash Flows

---------------------------------------------------------------------------------------------------
                                                           For the Years Ended September 30,
 (In thousands)                                               2000                       1999
---------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net Income                                                   $   30,501                 $   17,028
Adjustments to reconcile net income to cash:
  Depreciation and amortization                                   8,233                      3,085
  Changes in current assets and liabilities:
    Accounts receivable                                          14,753                    (23,898)
    Prepaids                                                         60                       (120)
    Inventory - spare parts                                         (72)                      (172)
    Inventory - fuel                                                615                       (928)
    Accounts payable                                                847                      3,290
    Construction payable                                        (25,008)                    25,008
    Accrued expenses                                               (473)                       893
    Other assets                                                 (1,269)                         -
                                                     -------------------        -------------------
Net cash flows from operating activities                         28,187                     24,186
                                                     -------------------        -------------------
Cash flows from (used in) financing activities:
  Capital contributions                                                                    146,325
  Dividends paid                                                (10,000)
                                                     -------------------        -------------------
Net cash flows from (used in) financing activities              (10,000)                   146,325
                                                     -------------------        -------------------
Cash flows (used in) investing activities:
  Capital expenditures                                             (981)                  (173,032)
  Proceeds from sale of fixed assets                                                         7,923
  Net Cash (Loaned)/Repaid on Note Receivable                   (17,704)                     2,300
                                                     -------------------        -------------------
Net cash flows (used in) investing activities                   (18,685)                  (162,809)
                                                     -------------------        -------------------
Net increase (decrease) in cash                                    (498)                     7,702
Cash at beginning of year                                         7,722                         20
                                                     -------------------        -------------------
Cash at end of year                                           $   7,224                 $    7,722
                                                     ===================        ===================

   The accompanying notes are an integral part of the financial statements.

                               ELWOOD ENERGY LLC
                         (A Limited Liability Company)
                         Notes to Financial Statements

1.      Nature of Operations
        --------------------

        Elwood Energy LLC (the "Company"), a Delaware limited liability company, was organized on May 13, 1998. Its Members are Dominion Elwood, Inc., a wholly owned subsidiary of Dominion Energy Inc. ("DEI"), and Peoples Elwood LLC, an indirect, wholly-owned subsidiary of Peoples Energy Resource Corp. ("PERC"). Pursuant to an Operating Agreement dated July 23, 1998, Dominion Elwood and Peoples Elwood became sole members of the Company. Each Member owns a 50% interest in the profits, losses and distributions made by the Company.

        The permitted purposes of the Company are: (i) to own and develop 620 MW of simple cycle electric power generating peaking facilities and thereafter up to 2,500 MW of additional combined cycle and simple cycle electric power generating facilities located near Elwood, Illinois; (ii) to purchase and sell fuel, electricity and capacity, and to operate and manage the facility and (iii) to engage in any other activities permitted by law.

        The Company is managed by a Management Committee which has the full, exclusive and complete authority to manage, direct and control the business and affairs of the Company. The Management Committee consists of two managers, one appointed by each Member. Unanimous approval of the managers is required for the Management Committee to act and each manager has the number of votes equal to its Member's percentage interest. If the Members reach a material deadlock, and the senior executives of DEI and PERC are not able to resolve the dispute, then either party can offer to sell its interest in the Company to the other Member at a stated price in accordance with the provisions of the Operating Agreement.

        The Company was granted exempt wholesale generator ("EWG") status by the Federal Energy Regulatory Commission ("FERC") pursuant to the Public Utility Holding Company Act ("PUHCA") of 1935 on March 5, 1999. The Company is therefore not considered to be an electric utility for purposes of PUHCA and accordingly ownership of an interest in an EWG does not subject the owners to regulation as a utility holding company.

        The Federal Power Act ("FPA") gives FERC exclusive rate-making jurisdiction over virtually all wholesale sales of electricity and the transmission of electricity in interstate commerce. Pursuant to the FPA, all public utilities subject to the FERC's jurisdiction are required to file rate schedules with the FERC prior to commencement of wholesale sales of electricity. Because it will be making wholesale sales of electricity to Commonwealth Edison ("ComEd") and Engage Energy US ("Engage"), and ultimately to others, the Company is a public utility for purposes of the FPA.

        On February 3, 1999, the Company filed a proposed market-based rate schedule with the FERC. On April 5, 1999, FERC issued an order accepting the Company's proposed rate schedule, thereby authorizing the Company to make wholesale sales of electricity at

                               ELWOOD ENERGY LLC
                         (A Limited Liability Company)
                         Notes to Financial Statements

        negotiated rates to any party other than Virginia Power, the electric utility affiliate of DEI. The Company was allowed to begin making sales under the rate schedule as of April 5, 1999, the effective date of FERC's order.

        The Company is primarily a peaking facility, providing more energy when demand is highest. The Company has contracted to sell 100% of the generation capacity and electric energy output to ComEd and Engage pursuant to two separate power sales agreements each extending through December 31, 2004. Payments from both ComEd and Engage are comprised of a fixed capacity payment based on fixed rates per kilowatt and an energy component based on fixed rates per megawatt hour delivered.

        The Company's primary fuel is natural gas. Its fuel requirements are served through three types of contracted services (i) Gas Transportation and Balancing Services Agreement with NICOR; (ii) physical fuel supply with various market participants and (iii) the Fuel Management Services Agreement with KN Marketing L.P. As of September 30, 2000 there are no purchase commitments outstanding for commodity purchases of natural gas.

2.      Summary of Significant Accounting Policies
        ------------------------------------------

        Cash
        ----

        Cash consists of amounts on deposit net of outstanding checks and deposits in transit.

        Inventory
        ---------

        Spare parts and fuel inventory are valued at the lower of cost or market, with cost based on the average valuation method.

        Property, Plant & Equipment
        ---------------------------

        Property, plant and equipment is recorded at cost. The costs of major additions and improvements are capitalized. Replacements, maintenance and repairs which do not improve or extend the life of the respective assets are expensed in the period incurred.

        Depreciation on the facility is computed using the straight-line method. Estimated service lives of principal items of property and equipment range from 5 to 30 years.

        Income Taxes
        ------------

        Income or loss of the Company for income tax purposes is includable in the tax returns of the Members. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

                               ELWOOD ENERGY LLC
                         (A Limited Liability Company)
                         Notes to Financial Statements

        Revenue Recognition
        -------------------

        Generation revenue is recognized when electricity is delivered. The Company records capacity revenues based on estimated operating hours of the plan, in accordance with Emerging Issues Task Force (EITF) Issue No. 91-6, Revenue Recognition of Long-Term Power Sales Contracts.

        Estimates
        ---------

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Derivatives
        -----------

        The Company enters into commodity natural gas options, collars and swaps as a hedge against fluctuations in natural gas prices occurring in future periods. Gains and losses from contracts are recognized in the financial statements as an addition or a reduction to the cost of fuel expense. Gains of $4 million and $0 were recognized as a reduction to fuel expense for the years ended September 30, 2000 and 1999, respectively.

        Recent Accounting Pronouncements
        --------------------------------

        In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for all fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, will be required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item will be recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative will be recorded in other comprehensive income (OCI) and will be recognized in the income statement when the hedged item affects earnings. SFAS 133 defines new requirements for designation and documentation of hedging relationships as well as on going effectiveness assessments in order to use hedge accounting. A derivative that does not qualify as a hedge will be marked to fair value through earnings.

                               ELWOOD ENERGY LLC
                         (A Limited Liability Company)
                         Notes to Financial Statements

        The Company estimates that at October 1, 2000, it will record $2,450,100 in OCI and $158,600 in the income statement as a Cumulative Effect of Accounting Change for the accumulated transition adjustment for designated cash flow hedges.

3.      Related Parties
        ---------------

        During 2000 and 1999 the Company incurred costs of $1,040,000 and $422,000, respectively, under the Operation and Maintenance Agreement with Dominion Elwood Services Company, Inc. At September 30, 2000 and 1999, $406,000 and $210,000, respectively, is included in accounts payable related to these costs. Dominion Elwood Services Company is a wholly owned subsidiary of DEI.

        During 2000 and 1999 the Company incurred costs of $91,000 and $237, 000, respectively, for general management services from DEI under the provisions of Article IV of the Operating Agreement between Peoples Elwood and Dominion Elwood. At September 30, 2000 and 1999, $18,000 and $50, 000, respectively, is included in accounts payable related to these costs.

        During 1999 the Company incurred costs of $388,000 for basic rent and property taxes to The Peoples Gas Light and Coke Company pursuant to a ground lease dated September 30, 1998. A one-time payment was made of $322,000 for rent covering a term of 99 years. At September 30, 1999, $66,000 is included in accounts payable related to the property taxes on the lease. The Peoples Gas Light and Coke Company is a wholly owned subsidiary of Peoples Energy Corporation. Additionally the Company incurred costs of $47,000 for common facility fees from The Peoples Gas Light and Coke Company under the Common Facilities Agreement dated April 16, 1999. At September 30, 1999, $5,000 is included in accounts payable related to these costs. Additionally the Company incurred costs of $124,000 for general construction related expenses paid to The Peoples Gas Light and Coke Company.

        The Company entered into an Easement Agreement to construct, maintain and operate an electric transmission line on property maintained by The Peoples Gas Light and Coke Company for a one-time fee of $43,000.

        During 2000 and 1999 the Company incurred costs of $203,000 and $384,000, respectively, for reimbursement of legal and other expenses provided through PERC. At September 30, 2000, $10,000 is included in accounts payable related to these costs.

        The Company made advances to DEI during 2000. At September 30, 2000 and 1999 advances were $17,704,000 and $0, respectively. The related accrued interest receivable at September 30, 2000 was $105,000.

                               ELWOOD ENERGY LLC
                         (A Limited Liability Company)
                         Notes to Financial Statements

4.      Financial Instruments
        ---------------------

        Fair Values
        -----------

        The fair value amounts of the Company's financial instruments have been determined using available market information and valuation methodologies deemed appropriate in the opinion of management. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation assumptions may have a material effect on the estimated fair value amounts.

        Cash and Notes Receivable: The carrying amount of these items is a reasonable estimate of their fair value.

        Derivatives and Price Risk Management Activities
        ------------------------------------------------

        The Company's price risk management activities include OTC price swap agreements and options, which require settlement in cash. These instruments are used to manage commodity price risk regarding the purchase of natural gas.

        Options Contracts
        -----------------

        At September 30, 2000, the Company utilized call options contracts covering 2,440,000 mmBTUs of gas maturing in 2001 and a collar covering 1,220,000 mmBTUs of gas expiring in 2002. The Company's net unrealized gain related to its use of options contracts was approximately $1.9 million at September 30, 2000.

        Swap Agreements
        ---------------

        In addition to options contracts, the Company enters into OTC price swap agreements to manage its exposure to commodity price risk for the anticipated future purchases of gas. At September 30, 2000, the Company had swap agreements maturing in 2003 and 2004. Net notional quantities at September 30, 2000 related to those swap agreements in which the Company pays a fixed price in exchange for a variable price totaled 3,680,000 mmBTUs. The Company's unrealized gain related to swap agreements was approximately $.7 million at September 30, 2000.

                               ELWOOD ENERGY LLC
                         (A Limited Liability Company)
                         Notes to Financial Statements

        Market and Credit Risk
        ----------------------

        Price risk management activities expose the Company to market risk. Market risk represents the potential loss that can be caused by the change in market value of a particular commitment.

        Price risk management activities also expose the Company to credit risk. Credit risk represents the potential loss that the Company would incur as a result of nonperformance by counterparties pursuant to the terms of their contractual obligations. The Company maintains credit policies with respect to its counterparties that management believes minimize overall credit risk. Such policies include the evaluation of a prospective counterparty's financial condition. The Company also monitors the financial condition of existing counterparties on an ongoing basis. Considering the system of internal controls in place, the Company believes it is unlikely that a material adverse effect on its financial position, results of operations or cash flows would occur as a result of counterparty nonperformance.

                                                                     EXHIBIT I-3

                           KAUAI POWER PARTNERS, L.P.

                                 BALANCE SHEET

                                                                  December 31,
                                                                      2000
                                                                  -------------
                                                                   (Unaudited)
                             ASSETS
CURRENT ASSETS:
  Cash........................................................... $   10,000.00
PROPERTY, PLANT AND EQUIPMENT:
  Construction work in progress..................................  2,491,325.51
                                                                  -------------
    Total assets................................................. $2,501,325.51
                                                                  =============
                LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES.............................................. $         --

PARTNERS' EQUITY:
  Capital--CNG Kauai, Inc.--Limited partnership..................  2,451,299.01
  Capital--CNG Kauai, Inc.--General partnership..................     25,013.25
  Capital--CNG International--Limited partnership................     25,013.25
                                                                  -------------
    Total partners' equity.......................................  2,501,325.51
                                                                  -------------
    Total liabilities and partners' equity....................... $2,501,325.51
                                                                  =============

                                                                     EXHIBIT I-4

The Registrant has been informed that the annual report of The Latin America Energy and Electricity Fund I, L.P., for the year ended December 31, 2000, has not yet been finalized as of May 1, 2001, the date of this filing. The Registrant will file the annual report of The Latin America Energy and Electricity Fund I, L.P., by amendment to Form U5S as soon as the completed report is received. The Registrant anticipates that such amendment will be filed on or before May 30, 2001.